Exhibit 99.1

Contact:
Patty Kehe
Corporate Secretary
Dynasil Corporation of America
Phone: (617) 668-6855
pkehe@dynasil.com

Dynasil Corporation of America Reports
First Quarter Fiscal 2015 Financial Results

Company to Host Earnings Conference Call at 5:00 p.m. (ET) Today

Newton, MA, February 17, 2015 – Dynasil Corporation of America (NASDAQ: DYSL), a developer and manufacturer of optics and photonics products, optical detection and analysis technology and components for the homeland security, medical and industrial markets, today announced financial results for the fiscal 2015 first quarter ended December 31, 2014.

Dynasil reported a net loss for the quarter of ($0.6 million) or ($0.03) per share, compared with net income of $1.4 million, or $0.10 per share, for the quarter ended December 31, 2013. The net loss for the quarter included a one-time pension settlement charge of $0.4 million in connection with the final termination and settlement of a previously frozen pension plan at one of the Company’s subsidiaries. Net income for the same quarter last year included a gain of $1.2 million associated with the sale of the Company’s lead paint and medical products businesses.

“Our first-quarter results include a charge of approximately $0.4 million to settle a pension plan that we acquired in a past acquisition,” said Dynasil Chairman and CEO Peter Sulick. “In addition, we continued our investment in Xcede, our majority-owned joint venture with Mayo Clinic that is focused on developing a tissue sealant technology for a wide spectrum of applications.”

Net revenue for the first quarter of fiscal 2015 decreased to $9.6 million, compared with $10.7 million for the first quarter of fiscal 2014. The decrease is attributable to an $0.8 million decline in revenue from the Instruments segment, substantially all of the assets of which were sold in two transactions in the first quarter of 2014, and to a $1.2 million decline in revenue from the Contracts Research segment due to continuing reductions and slowdowns in government research grant funding. These decreases were offset by a $900,000 increase in revenue in the Optics segment as a result of both internal growth and the acquisition of the assets of DichroTec Thin Films (“DichroTec”), LLC in June, 2014.

Gross Profit for the three months ended December 31, 2014 was $3.6 million, or 37.4% of sales, compared to $4.5 million or 41.6% of sales for the three months ended December 31, 2013.

Operating expenses for the three months ended December 31, 2014 were $4.2 million, an increase of $0.2 million compared to the same period in 2013. The reasons for the increase include the $0.4 million pension settlement expense in 2015 and $0.5 million of increased expense in the Optics segment as a result of SG&A associated with the DichroTec acquisition. These increases were partially offset by a $0.5 million reduction in operating expenses from the sale of substantially all of the Instruments segment and $0.3 million in lower Contract Research SG&A expenses as a result of cost saving measures implemented during 2014 in response to the decline in government spending and contract awards.

Quarterly Business Highlights

“While challenging, this quarter represents a continued cleanup of certain long standing open items,” stated Mr. Sulick, “It has been our intention to settle the defined benefit pension plan acquired in years past at one of our subsidiaries. We completed this in December by fully funding the plan, the cost of which was expensed, and settling with each of the individual participants.

“Our Contract Research segment revenues declined 20% due to our government research business contracting in an environment of continuing government fiscal constraint on R & D,” continued Mr. Sulick. “While we are aggressively pursuing new research grants, we are also prudently managing our headcount and expenses in the segment to maintain profitability. On the other hand, our Optics segment revenue grew 21% as a result of both internal growth and the integration of the DichroTec business, now formally named EMF Rochester, which we acquired last June. We acquired this business for its substantial coating capacity even though it was losing money and we knew it would take time and effort to turn it around. This turnaround is on schedule but the operation is not yet breaking even. We are hopeful to reach this point later in the year. The combination of our Ithaca and Rochester facilities provides Dynasil with among the most extensive coating capacity in North America. We are actively soliciting business to fill it up.”

“We have a number of exciting business opportunities in our Optics segment that I expect will lead to continuing revenue growth in the second half of fiscal 2015 and 2016,” stated Mr. Sulick. One such opportunity is for CLYC crystals. We began shipping production quantities of CLYC crystals this quarter and are expecting further orders for the remainder of fiscal 2015. We continue to further improve the size and quality of our CLYC crystals and we are anticipating the next generation of pager sized and hand held nuclear radiation detectors used by our first responders to include this material for gamma and neutron detection.”

“In summary, while not a profitable quarter, I am very excited about the future as revenue opportunities open up for the product suite we have been developing across our companies,” continued Mr. Sulick. “We have largely cleaned up overhanging issues from the past, have extensive capacity across our optical companies, have developed or are developing new products and are aggressively pursuing revenue opportunities not previously available to us.”

Conference Call Information

Dynasil will host a conference call for investors and analysts at 5:00 p.m. ET today. The call will be hosted by Chairman, CEO and President Peter Sulick and Chief Financial Officer Thomas Leonard. Those who wish to listen to the conference call live can go to the event page or the Investor Information section of the Company’s website at www.dynasil.com. The call also may be accessed by dialing (888) 346-2613 or (412) 902-4252. For interested individuals unable to join the live conference call, a webcast replay will be available on the Company’s website for one year.

About Dynasil

Dynasil Corporation of America (NASDAQ: DYSL) develops and manufactures optical detection and analysis technology and components for the homeland security, medical and industrial markets. Combining world-class expertise in research and materials science with extensive experience in manufacturing and product development, Dynasil is commercializing products including dual-mode radiation detection solutions for Homeland Security and commercial applications and sensors for non-destructive testing. Dynasil has an impressive and growing portfolio of issued and pending U.S. patents. The Company is based in Newton, Massachusetts, with additional operations in Mass., Minn., NY, NJ and the United Kingdom. More information about the Company is available at www.dynasil.com.

Forward-looking Statements

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements regarding future events and our future results are based on current expectations, estimates, forecasts, and projections and the beliefs and assumptions of our management, including, without limitation, our expectations regarding future events and our future results are based on current expectations, estimates, forecasts, and projections and the beliefs and assumptions of our management, including, without limitation, our expectations regarding results of operations, our compliance with the financial covenants under our loan agreements with Middlesex Savings Bank and Massachusetts Capital Resource Company, Xcede obtaining financing from outside investors, the commercialization of our products including our dual mode detectors, our development of new technologies including at Dynasil Biomedical, uncertainty of the impact of the DichroTec acquisition, the adequacy of our current financing sources to fund our current operations, our growth initiatives, our capital expenditures and the strength of our intellectual property portfolio. These forward-looking statements may be identified by the use of words such as “plans,” “intends,” “may,” “could,” “expect,” “estimate,” “anticipate,” “continue” or similar terms, though not all forward-looking statements contain such words. The actual results of the future events described in such forward looking statements could differ materially from those stated in such forward looking statements due to a number of important factors. These factors that could cause actual results to differ from those anticipated or predicted include, without limitation, our ability to comply with the financial covenants under our outstanding indebtedness, our ability to develop and commercialize our products, including obtaining regulatory approvals, the size and growth of the potential markets for our products and our ability to serve those markets, the rate and degree of market acceptance of any of our products, general economic conditions, costs and availability of raw materials and management information systems, our ability to obtain and maintain intellectual property protection for our products, competition, the loss of key management and technical personnel, our ability to obtain timely payment of our invoices to governmental customers, litigation, the effect of governmental regulatory developments, the availability of financing sources, our ability to identify and execute on acquisition opportunities and integrate such acquisitions into our business, and seasonality, as well as the uncertainties set forth in the Company’s Annual Report on Form 10-K, filed on December 16, 2014, including the risk factors contained in Item 1A, and from time to time in the Company's other filings with the Securities and Exchange Commission. The Company disclaims any intention or obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Dynasil Corporation of America and Subsidiaries

Consolidated Balance Sheet

Unaudited

ASSETS	December 31, 2014	September 30, 2014
Current Assets
Cash and cash equivalents	$2,504,000	$3,842,000
Accounts receivable, net	3,338,000	3,240,000
Costs in excess of billings and unbilled receivables	1,291,000	1,235,000
Inventories, net of reserves	2,941,000	2,954,000
Prepaid expenses and other current assets	1,348,000	861,000
Total current assets	11,422,000	12,132,000

Property, Plant and Equipment, net	6,515,000	6,518,000
Other Assets
Intangibles, net	1,271,000	1,383,000
Goodwill	6,171,000	6,247,000
Deferred financing costs, net	36,000	39,000
Security deposits	58,000	58,000
Total other assets	7,536,000	7,727,000

Total Assets	$25,473,000	$26,377,000

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Current portion of long-term debt	$3,021,000	$2,329,000
Capital lease obligations, current	152,000	134,000
Convertible notes	1,451,000	1,433,000
Accounts payable	1,251,000	1,602,000
Deferred revenue	29,000	103,000
Accrued expenses and other liabilities	2,398,000	2,503,000
Total current liabilities	8,302,000	8,104,000

Long-term Liabilities
Long-term debt, net of current portion	2,871,000	3,282,000
Capital lease obligations, net of current portion	80,000	95,000
Pension liability	-	318,000
Deferred tax liability	251,000	264,000
Other long-term liabilities	37,000	-
Total long-term liabilities	3,239,000	3,959,000

Stockholders' Equity
Dynasil stockholders' equity	14,025,000	14,383,000
Noncontrolling interest	(93,000)	(69,000)
Total stockholders' equity	13,932,000	14,314,000

Total Liabilities and Stockholders' Equity	$25,473,000	$26,377,000

Dynasil Corporation of America and Subsidiaries

Consolidated Statement of Operations and Comprehensive Income (Loss)

(Unaudited)

	Three Months Ended
	December 31,
	2014	2013
Net revenue	$9,611,000	$10,712,000
Cost of revenue	6,018,000	6,261,000
Gross profit	3,593,000	4,451,000
Operating expenses:
Sales and marketing	365,000	397,000
Research and development	375,000	347,000
General and administrative	3,467,000	3,280,000
Gain on sale of assets	(185,000)	(1,187,000)

Total operating expenses	4,022,000	2,837,000
Income (loss) from operations	(429,000)	1,614,000
Interest expense, net	125,000	213,000
Income (loss) before taxes	(554,000)	1,401,000
Income tax (credit)	3,000	(44,000)
Net income (loss)	(557,000)	1,445,000
Less: Net loss attributable to noncontrolling interest	(24,000)	(13,000)
Net income (loss) attributable to common stockholders	$(533,000)	$1,458,000

Net income (loss)	$(557,000)	$1,445,000
Other comprehensive income (loss):
(Increase) decrease in pension liability	318,000	-
Foreign currency translation	(194,000)	37,000
Total comprehensive income (loss)	$(433,000)	$1,482,000

Basic net income (loss) per common share	$(0.03)	$0.10
Diluted net income (loss) per common share	$(0.03)	$0.10

Weighted average shares outstanding
Basic	16,300,902	15,021,757
Diluted	16,300,902	15,281,841